Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Press and Analyst Conference for the Interim Report January - September 2006, on October 31, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 24, 2006--Invitation

Date: Tuesday, October 31, 2006 Time: 09:30 (CET) Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Mr Anders Igel, President and Chief Executive Officer of TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) and Mr Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will present the interim report January - September 2006.

Press identification card or similar is required to attend the press conference.

The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir.

New! Listen in and attend the press conference live over the phone You can also listen to the conference live over the phone and attend the Q&A session via a conference call.

Please note that there might be a time lag of up to 30 seconds between the Internet broadcast and the conference call if you are simultaneously watching and calling in to the press conference.

Dial-in information To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press conference to register your attendance.

Dial-in number: (0)20-7162 0025 Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until Nov 7, 2006: (0)20-7031 4064 Access code: 72 48 80

See also the separate invitation to the Analyst Conference Call at 14:00 (CET) the same day.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30
or Investor Relations (0)8-504 550 00